November 16, 2005

Mr. Michael Fay

Branch Chief Accountant

Mail Stop 3561

Securities and Exchange Commission

Washington, DC	20549

Re:	Royal Caribbean Cruises, Ltd.
Form 10-K for the year ended December 31, 2004

File No. 001-11884

Filed March 14, 2005

Dear Mr. Fay:

This letter is the response of the registrant, Royal Caribbean Cruises, Ltd. (the “Company”), to the follow-up comment in the staff’s November 2, 2005 letter in relation to our Form 10-K (1-11884)(the “Form 10-K”), filed by the Company on March 14, 2005.

For your convenience, we have set forth below the staff’s comment followed by the Company’s response.

Note 12 – Commitments and Contingencies, page F-18

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We note your response to prior comment 8. Given the magnitude of the potential contingency related to the Brilliance lease agreement, it appears that this agreement would be material to your business. We also note that you have filed as an exhibit to your financial statements other lease agreements which appear to be less material to your business than the Brilliance lease agreement. Please file a copy of the Brilliance lease agreement as an exhibit to your financial statements. You may file the agreement as an exhibit to a future filing.

Response:

We have reconsidered whether the Brilliance lease is a material lease that we are required to file by Item 601 of Regulation S-K, and we respectfully continue to believe that it is not. The leases that we currently file as exhibits to our Form 10-K are real estate lease agreements covering properties that provide crucial support to virtually100% of our operations company-wide, including our principal business offices,

our information technology center and our two reservation call centers

(one of which is under construction). On the other hand, as noted in our prior response, the Brilliance lease relates to fewer than

3.5% of our berths as of December 31, 2004. While a

termination of the filed real estate leases prior to expiration could potentially adversely impact our operations as a whole, the termination of the Brilliance lease would not. From an operational perspective, our filed real estate leases may be material within the meaning of Item 601,

but we believe that our Brilliance lease is not.

We do not believe that the potential contingent payment of GBP 126 million ($242 million) under the Brilliance lease changes our conclusion about the materiality of the lease. This contingent payment could not be triggered until 2012, and as noted in our prior response, this amount is equivalent to 2% of our total assets as of December 31, 2004. Of course, if the dollar value of our obligation under the Brilliance lease were to increase materially relative to the dollar value of our total assets between now and

2012, we would re-examine the materiality of the Brilliance lease and the need to file it.

If you have any questions regarding the foregoing response, please feel free to contact me at (305) 539-6055.

Very truly yours,

Luis E. Leon

Executive Vice President and

Chief Financial Officer

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